

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2019

Michael Mulholland
Chief Financial Officer
CytoDyn Inc.
1111 Main Street, Suite 660
Vancouver, WA 98660

      Re: CytoDyn Inc.
           Registration Statement on Form S-3
           Filed December 21, 2018
           File No. 333-228991

Dear Mr. Mulholland:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Dorrie Yale at 202-551-8776 with any questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Healthcare & Insurance

cc: James O'Grady